Exhibit 99.1

YM BioSciences Adopts Shareholders’ Rights Plan

MISSISSAUGA, Canada - December 3, 2004 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company with an advanced-stage portfolio, today announced that its Board of Directors has adopted a Shareholders’ Rights Plan. This has been adopted, subject to shareholder approval, because of the advanced stage of the Company’s numerous clinical trials, its substantial cash position, and low valuation. The Plan is designed to ensure that any proposals to acquire YM would result in the Board being able to determine that the value in the Company is recognized by providing time to elicit competing bids.

“The Shareholders’ Rights Plan will address concerns that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives to ensure shareholder value is maximized,” said David Allan, Chairman of YM BioSciences. “The Plan was not adopted in response to any specific transaction and the Company is not aware of any pending or contemplated offers for the Company. However, it is similar to those adopted by other public Canadian companies, is consistent with current corporate practice and addresses guidelines for such plans as set out by institutional investors.”

The Plan is not intended to prevent offers for the Company but to ensure maximization of value. No offer that stays open for at least 60 days, is made by way of a take-over bid circular, and otherwise complies with the “Permitted Bid” provision of the Plan would trigger the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that does not otherwise comply with the provisions.

One right has been issued for each of the common shares of the Company outstanding as of November 9, 2004. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time.

The Company has received regulatory approval from the Toronto Stock Exchange for the adoption of the Plan. The Plan must be ratified by shareholders of the Company. A complete copy of the Plan is available on www.sedar.com.

About YM BioSciences
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the Company is developing an EGFr humanized monoclonal antibody that is being tested in glioma and pancreatic cancer in Phase II trials, has completed Phase II trials in head & neck cancer, and is expected to enter a Phase III trial in 2005. A GnRH anti-cancer vaccine is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761 Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com